FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Tahoe Resources Inc.
5190 Neil Road, Suite 460
Reno, Nevada
89502

Item 2	Date of Material Change

January 14, 2013

Item 3	News Release

A news release was issued by Tahoe Resources Inc. (“Tahoe” or the “Company”) on January 14, 2013 and distributed through Marketwire and filed on SEDAR.

Item 4	Summary of Material Change

On January 14, 2013, the Company announced an incident at its Escobal project in Guatemala and provided an update with respect to its Escobal Project.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On January 14, 2013, the Company announced that a security patrol at the Escobal project in Guatemala was ambushed by armed criminals shortly after midnight on January 12, resulting in the deaths of two contract security guards.

The Escobal security team repelled the attackers who left behind numerous automatic weapons and incendiary devices. According to Guatemala news reports a high-ranking government official close to the investigation stated that this was not a local protest but an organized, nighttime incursion by a well-armed group from outside the area. This was one of three attacks against mining entities in Guatemala during the week.

Permitting & Project Update

The final permit required for exploitation of the Escobal project was not received in 2012 as anticipated.

As of December 31, 2012, the Engineering, Procurement and Construction Management (EPCM) was 69% complete and underground development was 70% complete. Mine activities are focused on completion of the 1290 and 1265 level footwall laterals, primary decline development to deeper mine levels, preparation of the initial production stopes, development of ventilation, backfill and other supporting infrastructure, and production miner training.

2

Activities in the mill are focused on completing installation of structural steel, mechanical equipment, electrical, piping and other services. The Company expects to begin hiring and training process plant employees by the end of the first quarter.

Despite the events in the early morning hours of January 12, construction and development work at Escobal continues. The project remains on schedule for mill commissioning in the second half of 2013 and for commercial production in early 2014.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

C. Kevin McArthur
President and Chief Executive Officer
Telephone: (775) 825-8574

Item 9	Date of Report

January 14, 2013

3

Forward-Looking Statements

This report contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). Wherever possible, words such as “plans,” “expects,” or “does not expect,” “budget,” “scheduled,” “estimates,” “forecasts,” “anticipate” or “does not anticipate,” “believe,” “intend,” and similar expressions or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information. In particular, this report describes potential future events related to: receiving an exploitation permit for Escobal; meeting the project schedule; and achieving mill commissioning in the second half of 2013 and commercial production in early 2014. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals (including the exploitation permit for the Escobal project), the price of silver and other metals, costs of development and production, Tahoe’s ability to operate in a safe, and effective manner and its ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, civil unrest, project cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current AIF available at www.sedar.com.

TAHOE REPORTS INCIDENT AND UPDATES ESCO OBAL PROJECT

VANCOUVER, B.C. (January 14, 2013) – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) regrets to report that a security patrol at the Escobal project in Guatemala was ambushed by armed criminals shortly after midnight on January 12, resulting in the deaths of two contract security guards.

The Escobal security team repelled the attackers who left behind numerous automatic weapons and incendiary devices. According to Guatemala news reports a high-ranking government official close to the investigation stated that this was not a local protest but an organized, nighttime incursion by a well-armed group from outside the area. This was one of three attacks against mining entities in Guatemala during the week.

“One of Tahoe’s top priorities is the health and safety of its employees, contractors and communities,” said Tahoe President and CEO Kevin McArthur. “Our workforce and entire management team are devastated by the deaths and injuries that occurred on January 12. We would like to express our deepest sympathies to the victims and their families,” he added.

In the last year, numerous businesses have been subjected to intimidation and violence from criminal elements intent on stopping development. The Company thoroughly rejects the notion that these unprovoked violent acts are justified and urges the Guatemalan government to thoroughly investigate these crimes and protect human rights and property interests in our local communities.

Permitting & Project Update
The final permit required for exploitation of the Escobal project was not received in 2012 as anticipated. “The Company was notified by the Guatemalan government in the first quarter of 2012 that all legal requirements for approval of the exploitation license have been met. The Guatemalan President and the Minister of Energy and Mines have reassured us that the license is forthcoming,” said Ron Clayton, Tahoe’s Chief Operating Officer. He added that the Company continues to work closely with the government to complete this process and that no delays to the project schedule are expected.

As of December 31, 2012, the Engineering, Procurement and Construction Management (EPCM) was 69% complete and underground development was 70% complete. Mine activities are focused on completion of the 1290 and 1265 level footwall laterals, primary decline development to deeper mine levels, preparation of the initial production stopes, development of ventilation, backfill and other supporting infrastructure, and production miner training. Activities in the mill are focused on completing installation of structural steel, mechanical equipment, electrical, piping and other services. The Co ompany expects to begin hiring and training process plant employees by the end of the first quarter.

Despite the events in the early morning hours of January 12, construction and development work at Escobal continues. The project remains on schedule for milll commissioning in the second half of 2013 and for commercial production in early 2014.

1

About Tahoe Resources Inc.
Tahoe’s strategy is to develop the Escobal project into a profitable mining operation and to position itself as a leading silver producer with high quality, low cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

# # #

Forward-Looking Statements
Tahoe Resources is a Canadian corporation operating in Canada, the United States and Guatemala. This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). Wherever possible, words such as “plans,” “expects,” or “does not expect,” “budget,” “scheduled,” “estimates,” “forecasts,” “anticipate” or “does not anticipate,” “believe,” “intend,” and similar expressions or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information. In particular, this news release describes potential future events related to: receiving an exploitation permit for Escobal; meeting the project schedule; achieving mill commissioning in the second half of 2013 and commercial production in early 2014; and Tahoe’s strategy to develop the Escobal project. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals (including the exploitation permit for the Escobal project), the price of silver and other metals, costs of development and production, Tahoe’s ability to operate in a safe, and effective manner and its ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities , country risks, civil unrest, project cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current AIF available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin,
Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807

2